Form 51-102F3
Material Change Report

Item 1 Name and Address of Company

Augusta Resource Corporation ("Augusta" or the "Company")
Suite 555 - 999 Canada Place
Vancouver, British Columbia V6C 3E1

Item 2 Date of Material Change

July 16 and 17, 2014

Item 3 News Release

A news release was disseminated before the open of markets on July 17, 2014 through the Canadian News Wire service.

Item 4 Summary of Material Change

On July 17, 2014, Augusta and HudBay Minerals Inc. ("Hudbay") announced that Hudbay had taken up the 116,233,761 common shares ("Augusta Shares") of Augusta that were validly deposited under Hudbay's offer (the "Offer") to acquire all of the issued and outstanding Augusta Shares not already owned by Hudbay or its affiliates for consideration per Augusta Share of 0.315 of a common share of Hudbay (a "Hudbay Share") and 0.17 of a warrant (a "Hudbay Warrant") to acquire a Hudbay Share. The Augusta Shares taken up by Hudbay under the Offer, together with those already owned by Hudbay, represent approximately 92% of the issued and outstanding Augusta Shares.

On July 17, 2014, Augusta and Hudbay also announced that they had entered into a loan agreement (the "Loan Agreement") pursuant to which Hudbay has agreed to provide an unsecured loan facility in the maximum aggregate amount of C$40 million to Augusta and its wholly-owned subsidiary, Augusta Resource (US) Corporation ("Augusta US"), to provide them with short-term working capital.

Item 5 Full Description of Material Change

On July 17, 2014, Augusta and Hudbay announced that all of the conditions to the Offer had been satisfied (including that Augusta's shareholder rights plan be terminated) and that Hudbay had taken up the 116,233,761 Augusta Shares that were validly deposited under, and not properly withdrawn from, the Offer prior to 5:00 p.m. (Toronto time) on July 16, 2014. Payment for such Augusta Shares will be made in accordance with the terms of the Offer. The Augusta Shares taken up by Hudbay under the Offer, together with those already owned by HudBay, represent approximately 92% of the issued and outstanding Augusta Shares.

Hudbay has extended the Offer until 5:00 p.m. (Toronto time) on July 29, 2014 to enable Augusta shareholders who have not yet tendered their Augusta Shares to accept the Offer.

On July 17, 2014, Augusta and Hudbay also announced that they had entered into the Loan Agreement. The loan provided for under the Loan Agreement will accrue interest on the unpaid principal amount at a rate of 8% per annum, calculated and compounded quarterly. Advances under the Loan Agreement are subject to customary conditions. The loan is intended to provide short-term working capital to Augusta and Augusta US.

HudBay and Augusta are related parties and the Loan Agreement is a related party transaction. The principal amount of the loan is, however, less than 25% of the market capitalization of Augusta and the Loan Agreement is exempt from valuation requirements under Canadian securities laws.

Following the announcement of Hudbay's take up of Augusta Shares under the Offer and the entering into of the Loan Agreement on July 17, 2014, members of Hudbay's management team assumed management positions with Augusta and replaced Augusta's current senior management team and David S. Bryson, Alan T.C. Hair, Patrick Donnelly and Patrick Merrin, each of whom is an officer of Hudbay, joined Lenard F. Boggio, Timothy C. Baker and W. Durand Eppler on the Augusta Board of Directors in place of Gilmour Clausen, Christopher M. H. Jennings, Robert P. Pirooz, Robert P. Wares and Richard W. Warke, each of whom has resigned from the Augusta Board of Directors.

Item 6 Reliance on subsection 7.1(2) of National Instrument 51-102

This Report is not being filed on a confidential basis in reliance on subsection 7.1(2) of National Instrument 51-102.

Item 7 Omitted Information

None

Item 8 Executive Officers

Patrick Donnelly, Vice President, Legal and Corporate Secretary at (416) 362-2576.

Item 9 Date of Report

July 17, 2014